October 22, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-615-599-2275

H. Lamar Cox
Acting Chief Financial Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Commerce Station Road, Suite 207
Franklin, Tennessee 37067

> **Re:** **Tennessee Commerce Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed April 29, 2008**
> **File No. 000-51281**

Dear Mr. Cox:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant